EXHIBIT 10.3

            EMPLOYMENT AGREEMENT

AGREEMENT, dated as of February 1, 1998, between NOODLE
KIDOODLE,  INC., a Delaware corporation (the "Company"), and
Stewart Katz (the "Executive").

It is hereby agreed as follows:

     1.	Nature of Employment: the Company hereby employs
Executive as its President and Chief Operating Officer and confirms the election of Executive by the Company's Board of Directors as its President and Chief Operating officer, and agrees to use its best efforts to cause Executive to be reelected as President and Chief Operating officer during the term of this Agreement. Executive accepts employment upon the terms and conditions hereinafter set forth and agrees to serve the Company as its President and Chief Operating Officer, and as a member of its Board of Directors so long as so elected during the term of this Agreement. The Executive shall report to the Board of Directors of the Company.
The Executive shall also serve without additional compensation as an officer and director of all corporations from time to time owned or controlled by the Company if so elected or appointed. The Executive shall devote his full time, energies, skills and attention to the performance of his duties and responsibilities hereunder, and shall perform them faithfully and diligently. The office of the Executive shall be located within a 20 mile radius of the Executive's residence on the date of this Agreement and the Executive shall not be required to locate his office elsewhere without his prior written consent.

    	2. 	Term of Employment:  The term of the Executive's
employment under this Agreement shall be for the period commencing as of February 1, 1998 and terminating on January 31, 2001 unless sooner terminated by either party for cause or as hereinafter provided.
    (a)	In the event of the death or "total disability"
(as defined below) of the Executive, the Executive's employment shall terminate as of the date of his death or the date of his

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certification of total disability, in either of which events,
Executive, his estate, legal representative or designee, as the case may be, shall receive the full salary compensation provided for the Executive in Section 3 below for a period of six (6) months from the date of the Executive's death or total disability.
    (b)	In the event the Board of Directors of the
Company shall determine, as confirmed by competent medical evidence (which shall include a certificate from Executive's then personal physician) , that Executive has become "totally disabled" and, on the same or subsequent occasion, shall determine that such disability shall have continued for a period of three (3) consecutive months, then Executive's employment shall terminate thirtty (30) days after the date upon which the Company shall have given notice to the Executive of its election to terminate his employment because of such total disability, provided, however, that prior to termination the Board of Directors shall have received confirming competent medical evidence as to the existence of the Executive's total disability at such time. Any controversy arising in the determination of whether the Executive shall be deemed to be "totally disabled" for purposes of his being terminated as provided for herein shall be settled by an independent physician licensed to practice medicine selected by the Board of Directors of the Company and approved by the Executive. Prior to any such termination, the Company's obligations with respect to compensation and benefits shall continue during the period of disability.
    (c) 	In the event of
a change in control (as defined herein) of the Company, which results in an actual or constructive termination of employment, the Executive shall have the right within six (6) months after any such termination, to terminate his employment hereunder and to receive an amount, payable in a lump sum as severance pay within 10 days after he shall have given notice of his election to terminate, equal to the amount by which two hundred ninety-

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nine percent (299%) of the base amount exceeds the present
value of all other payments which would be considered as contingent on a change of ownership or control (other than payments which would not be treated as parachute payments) under section 280G of the Internal Revenue Code. The "base amount" for purposes of this subsection (c) shall mean the average annual compensation which was payable by the Company and was includable in the Executive's gross income for tax purposes for the most recent five (5) taxable years of the Executive ending before the date on which a change in control occurs. A "change in control" for purposes of this subsection
(c) shall mean (i) the acquisition (directly or indirectly) by any person, entity or group of more than twenty-five percent (25%) of the outstanding voting stock of the Company (acquisition shall include accumulation in one or more transactions, including, without limitation, any issuance, transfer or purchase of stock., reclassification of securities, stock split, stock dividend or distribution, reverse stock split, recapitalization, merger or consolidation with subsidiaries, and any transaction which has the direct or indirect effect of increasing the proportionate share of the outstanding voting stock of the Company held by such person, entity or group) , or (ii) the individuals who currently constitute the directors of the Company, or individuals elected by more than two-thirds of such current directors to replace any of such current directors, no longer constitute a majority of the directors of the Company. A "constructive termination of employment" for purposes of this subsection (c) shall mean any of the following, if done without the Executive's consent and having a material adverse effect on his employment or the conditions under which he works: (i) a change in the title, duties or responsibilities of the Executive, including the person or body to whom the Executive reports, (ii) a change in the location where the Executive's services are rendered, (iii) a change in the office or secretarial arrangements affecting the Executive, or (iv) any reduction in compensation or fringe

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benefits or change of any other term of this Agreement, or any other breach of this Agreement by the Company. A constructive termination shall be determined by the Executive in his sole, reasonable discretion.

     3.  	Compensation:
    	(a) 	Subject to the provisions of Section 2, as
compensation for his services hereunder the Company agrees to pay the Executive a salary, payable at such times as may be customary for the payment of compensation to other the Company employees, or at such times as the Executive and the Company shall agree upon, at the rate of $275,000 per annum during the Term of this Agreement, or at such increased rate as the Board, with the advice of the Compensation Committee, may from time to time determine.
    	(b) 	In addition to the salary to be paid pursuant to
Section 3 (a) , the Executive shall be eligible to participate in the Company's Bonus Incentive Plan (the "Bonus Plan") or any successor plan thereto, pursuant to the terms of such Bonus Plan.
    	(c) 	The Executive shall also be eligible for grants
of stock options to acquire shares of Common Stock of the Company ("Options") pursuant to the Company's 1994 Stock Incentive Plan (the "Plan"), or any successor plan thereto, pursuant to the terms of the Plan.

      4.	Additional Compensation; Benefits:  The Board of
Directors of the Company, in its sole and absolute discretion, may at any time and from time to time pay to the Executive such additional incentive payments, bonuses and/or profit sharing distributions, in addition to the compensation provided in
Section 3, as the Board of Directors, with the advice of the Compensation Committee, may determine. The stock option and compensation committee of the Company in its sole and absolute discretion may at any time and from time to time award to the Executive such stock options or other stock based pay under the Company's stock option plan or otherwise, in addition to the

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compensation provided for in Section 3, as such committee or board may from time to time determine.
          The Executive shall, in any event, be entitled to the continuation of any employee benefits, including life, disability or accident insurance coverage, currently being received by the Executive, and shall be eligible to participate in any plan of the Company available to the employees of the Company and any other plan which may be adopted in the future with respect to employees or executives of the Company or any of its operating divisions if he shall be eligible under the terms of such plan without restriction or limitation by reason of this Agreement.
          The Executive shall also be entitled to paid vacation for such periods and times as have been heretofore customary for the Executive.

     	5.	Expenses:  the Company shall promptly reimburse
the Executive for all specified items of travel, entertainment and miscellaneous expenses reasonably incurred by him in connection with the performance of his duties hereunder upon presentation of vouchers therefor in accordance with normal procedures and standards established by the Company for such purposes. the Company shall also, at its own expense, provide Executive with a new automobile of the Company's choice and shall bear all expenses of maintaining and insuring such automobile.

      6.	Nondisclosure; Noncompetition:
      (a) 	Executive shall not, at any time during or
following expiration or termination of Executive's employment (regardless of the reason therefor), directly or indirectly, disclose to any person (except in the regular course of the Company's business), or use in competition with the Company, any of the Company's trade secrets or confidential
information.
      (b) 	For a period of one (1) year following expiration
of his employment or termination of employment for any reason other than (i) termination by the Company without cause, or (ii)

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termination by the Executive in accordance with Section 2(c)
hereof, the Executive shall not, without the Company's written consent, (A) enter into the employ of or render any services to any person, firm or corporation engaged in any "Competitive Business" (as defined below); (3) engage in any Competitive Business for his own account or (C) become interested in any Competitive Business as an individual, partner, shareholder, creditor, director, officer, principal, agent, employee, consultant, advisor or in any other relationship or capacity.
As used herein, "Competitive Business" shall mean operating stores for the retail sale of educationally oriented products for children, including without limitation, toys, games, books, video and audio tapes, computer software, crafts, and science and construction merchandise. The geographic locations in which this covenant shall be operative shall include a fifty (50) mile radius of any Noodle Kidoodle store then operated by the Company, or then planned by the Company to be opened within a twelve month period.

     	7. 	Fees and Expenses: the Company shall pay all
legal fees and related expenses incurred by the Executive as a result of (i) termination of his employment following a change in control of the Company (including all such fees and expenses, if any, incurred in contesting or disputing any such termination or incurred by the Executive in seeking advice with respect to tax matters relating thereto) or (ii) the Executive's seeking to obtain or enforce any right or benefit provided by this Agreement, if the Company shall have denied such right or withheld such benefit, and if the Executive shall prevail in obtaining or enforcing it.

     	8.	Miscellaneous:
     	(a)	the Company will require any successor (whether direct or
indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of its business and/or assets, by agreement in form and substance satisfactory to the Executive, to expressly assume and agree to perform this Agreement in the

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same manner and to the same extent that the Company would be required to perform it if no such succession had taken place.
      (b)	This Agreement and all rights of the Executive
hereunder shall inure to the benefit of and be enforceable by the Executive's personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. If the Executive should die while any amounts would still be payable to him hereunder if he had continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to the
Executive's devisee, legatee or other designee or, if there be no such designee, to the Executive's estate.
    	 (c)		No provisions of this Agreement may be modified,
waived or discharged unless such waiver, modification or
discharge is agreed to in writing signed by the Executive and such officer as may be specifically designated by the Board of
Directors of the Company.  No waiver by either party hereto at any time of any breach by the other party hereto of, or
compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.  No agreements or
representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not set forth expressly in this Agreement.
     	(d)	The validity, interpretation, construction and
performance of this Agreement shall be governed by the laws of the State of New York.
     	(e)	In the event that any provision of this Agreement
is held to be invalid or unenforceable in any jurisdiction for any reason unless narrowed by construction, this Agreement shall, as to such jurisdiction, be construed as if such invalid or unenforceable provision had been more narrowly drawn so as not to be invalid or unenforceable; and such provision, as to such jurisdiction, shall be ineffective to the extent of such invalidity, prohibition or

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unenforceability, without invalidating the remaining
provisions of this Agreement or affecting the validity or
enforceability of such provisions in any other jurisdiction.
	     (f)	The invalidity or unenforcibility of any
provision or provisions of this Agreement shall not affect
the validity or enforceability of any other provision of this
Agreement, which shall remain in full force and effect.
	     (g)	Any dispute or controversy arising under or in
connection with this Agreement shall be settled exclusively
by arbitration in New York, New York in accordance with the
rules of the American Arbitration Association then in effect.
	     (h)	The Executive or his estate or designee shall be
entitled to receive reasonable attorneys' fees, costs and expenses incurred in enforcing the Executive's rights under this Agreement..

IN WITNESS WHEREOF, the parties have executed this Agreement on the date and year first above written.

                                   			NOODLE KIDOODLE,  INC.


                                						By:/s/ Stanley Greenman
ATTEST:					                         	Name: Stanley Greenman
					                                	Title: Chairman and Chief
Executive Officer
By:/s/Kenneth S. Betuker
Name:Kenneth S. Betuker
                                      Executive:


                                      /s/ Stewart Katz



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